SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

NY1:#3312798v1

ASHANTI

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **18 March 2002**

Update on the proposed restructuring of the
5 ½ % Exchangeable Guaranteed Notes due March 15, 2003

This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any such jurisdiction in which such offer, sale or distribution is not permitted.

Key Highlights:

- Conditional margin free arrangements agreed in relation to Ashanti's hedging activities
- A syndicate of four banks have agreed to provide an underwritten US$100 million revolving credit facility conditional, *inter alia,* on the Proposed Restructuring being implemented
- Exchange Price for the New Exchangeable Notes determined at US$5.75, a 55% premium to the closing share price on the day prior to the announcement of the Proposed Restructuring on 25 January 2002
- 73 per cent in value of Noteholders have at this stage expressed their support

Commenting on the Proposed Restructuring, Chief Executive, Sam Jonah said: *"Ashanti has satisfied on schedule two key milestones for the proposed restructuring. It has secured approval from those of the hedge counterparties whose support is required to implement the proposed restructuring to continuing margin free arrangements after completion of the restructuring. A syndicate of four banks has agreed to provide an underwritten US$100 million revolving credit facility to replace the existing revolving credit facility on completion of the restructuring. We are also pleased that the conversion price for the new notes has now been set at a higher level. We believe the proposed restructuring is on track."*

2

Introduction

On 25 January 2002, the Board of Ashanti Goldfields Company Limited ("**Ashanti**" or the "**Company**") announced ("**Announcement**") that it had agreed terms with an Ad Hoc Committee ("**Ad Hoc Committee**") of the holders of the outstanding 5½% Exchangeable Guaranteed Notes due 15 March 2003 ("**Existing Notes**") representing approximately 62% of the outstanding principal amount of such notes to a proposed restructuring ("**Proposed Restructuring**") of the Existing Notes. US$218,571,000 of the Existing Notes are in issue. Each member of the Ad Hoc Committee had entered into written undertakings with Ashanti dated 25 January 2002 pursuant to which each such holder of Existing Notes agreed, *inter alia,* to vote in favour of the Proposed Restructuring when solicited by Ashanti.

Margin Free Arrangements

Under the existing margin free trading letter with its hedge counterparties dated October 2000 ("**Existing MFTL**") Ashanti benefits from margin free trading with its hedge counterparties until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject to compliance with covenants and no event of default being declared. However, in order to implement the Proposed Restructuring, Ashanti needed to enter into appropriate continuing margin free arrangements in respect of its hedging activities for the period after 31 December 2002.

Following considerable discussions with its hedge counterparties, Ashanti proposed a two stage process. The first stage was to enter into interim margin free arrangements pursuant to which the entitlements of the hedge counterparties to call for margin under their hedging arrangements with Ashanti would be suspended (subject to compliance by Ashanti with covenants and no events of default being declared) unless and until any hedge counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements ("**Interim Margin Free Agreements**"). The second stage was that once the Interim Margin Free Agreements have become effective and have been signed by all the active hedge counterparties, including Credit Suisse First Boston International ("**CSFB**"), the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited termination rights.

Interim Margin Free Agreements have now been signed by all of Ashanti's active hedge counterparties other than CSFB (the "**Relevant Hedge Counterparties**"). However one of the Interim Margin Free Agreements (signed by a Relevant Hedge Counterparty, which has agreed to novate half of its hedge book to Standard Bank London Limited conditionally only upon the Interim Margin Free Arrangements becoming effective prior to 15 March 2003), is being held by Ashanti's lawyers subject to an escrow agreement. This Interim Margin Free Agreement will be released from escrow to Ashanti on Ashanti certifying, prior to 15 March 2003, that it believes (acting in good faith) that should the relevant Interim Margin Free Agreement be released from escrow, all the conditions to

the Interim Margin Free Agreements will become effective unless, prior to that date, Ashanti has been notified that there has been an event of default resulting in an early termination event under the ISDA Master Agreement between such counterparty and Standard Bank London Limited.

All of the Interim Margin Free Agreements are now conditional upon satisfaction of the following conditions (the "**Conditions**") prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of hedge counterparties) being completed;

- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and

- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to shareholders in relation to the Proposed Restructuring.

If the Conditions are satisfied at a stage when CSFB has not signed the Interim Margin Free Agreement then, subject to Ashanti complying with certain covenants and no events of default being declared, Ashanti will benefit in the period after 31 December 2002 from ongoing margin free trading arrangements unless CSFB is entitled to, and actually does, call for margin. Based on CSFB's current hedgebook with Ashanti and current market conditions, Ashanti believes that CSFB would only be entitled to call for margin after 31 December 2002 as a result of breaching the enhanced margin limits if the gold price exceeded approximately US$370 per ounce. It should be noted however that the threshold for a triggering of the margin limits in respect of CSFB will also vary as a result of changes in US interest rates, gold lease rates and gold price volatility.

Ashanti will continue to explore ways in which it can satisfy CSFB that it is appropriate for it to sign the Interim Margin Free Agreement so that, once those agreements become effective, Ashanti will be able to benefit from ongoing margin free trading with all of its hedge counterparties. Whilst there can be no assurance that this can be achieved, it should be noted that neither the Proposed Restructuring nor the written undertakings are conditional on this being achieved.

One of the Interim Margin Free Agreements is still held in escrow and Ashanti has agreed, with the Ad Hoc Committee, an extension of the date for obtaining the signatures of all of the Relevant Hedge Counterparties to the Interim Margin Free Agreements to 2 April 2002. Ashanti is currently discussing with the Ad Hoc Committee the removal of this condition from their written undertakings.

New Revolving Credit Facility

Ashanti has mandated four financial institutions, comprising Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank AG, N M Rothschild & Sons Limited and Standard Bank London Limited to arrange a new US$100 million 5 year revolving credit facility ("**New RCF**") for the Ashanti Group. Those financial institutions or their affiliates have also agreed to underwrite the New RCF. The underwriting and the facility are conditional *inter alia* on (i) the Interim Margin Free Agreements being signed by all the Relevant Hedge Counterparties; (ii) execution of a facility agreement by no later than 15 June 2002; (iii) on the non-occurrence of certain material adverse changes; (vi) the Proposed Restructuring being completed and (v) appropriate regulatory approvals. The facility amount will be reduced by US$10 million every six months with effect from the first anniversary of drawdown.

The condition to the Interim Margin Free Agreements which relates to working capital facilities will be satisfied on the New RCF becoming available for drawdown.

Exchange price of New Exchangeable Notes

As detailed in the Announcement, the Proposed Restructuring comprises:

- an equitisation of US$54,642,750 of the Existing Notes (representing 25% of the Existing Notes) by the issue of ordinary shares in Ashanti ("**Ashanti Shares**") at US$3.70 per Ashanti Share; and

- an exchange of US$163,928,250 of the Existing Notes (representing 75% of the Existing Notes) for US$163,928,250 of 7.95% Exchangeable Guaranteed Notes due 30 June 2008 ("**New Exchangeable Notes**").

The New Exchangeable Notes will be exchangeable by the holders into Ashanti Shares at any time at an initial exchange price which was to be calculated as being the higher of US$5.03 (which represented 130% of the volume-weighted average closing price of Ashanti's GDSs over a period of 30 trading days on the New York Stock Exchange ("**NYSE**") immediately prior to the Announcement) and 125% of the volume-weighted average closing price of Ashanti's GDSs over a period of 30 trading days on the NYSE from the Announcement. This has resulted in the exchange price for the New Exchangeable Notes being set at US$5.75, representing a 55% premium to the Ashanti's share price on 24 January 2002, the day prior to the Announcement.

Additional support for the Proposed Restructuring

Support has now been secured for the Proposed Restructuring from approximately 73% of the holders of the Existing Notes as Ashanti has received additional irrevocable undertakings from holders representing approximately 6.3% of the Existing Notes and letters indicating an intention to vote in favour of the Proposed Restructuring representing 4.7% of the Existing Notes.

Refinance Plan

The Refinance Plan which Ashanti submitted to its hedge counterparties and its lending banks under the terms of its existing revolving credit and hedge facilities has not been objected to by either the hedge counterparties or the lending banks within the period permitted for objections.

Release of preliminary financial results for 2001

Ashanti announced its production results for 2001 on 28 January 2002 and was pleased to report a year of strong operating performance. Ashanti expects to release its preliminary financial results shortly.

General

Ashanti currently expects that such public documentation will be posted to Ashanti securityholders and holders of the Existing Notes in late April 2002 or early May 2002. It should be noted, however, that there can be no assurance that the Proposed Restructuring will be implemented. Securityholders should, given the uncertainties surrounding the Proposed Restructuring, exercise caution in relation to dealings in Ashanti's securities at the present time.

ENDS

Enquiries:

Ashanti Goldfields Company Limited	
Sam Jonah, Chief Executive	+ 233 21 77 4913
S. Venkatakrishnan, Chief Financial Officer	+ 233 21 77 8171
Close Brothers Corporate Finance Limited	
(London)	
Martin Gudgeon, Director	+ 44 20 7655 3100
Houlihan Lokey Howard & Zukin Capital, Inc.	
(Los Angeles)	
Alan Fragen, Managing Director	+ 1 310 553 8871

Close Brothers Corporate Finance Limited, which is authorised in the UK to carry on investment business by the Financial Services Authority, is acting for Ashanti and no one else in connection with the Proposed Restructuring and will not be responsible to anyone

other than Ashanti for providing the protections afforded to its clients or for giving advice in relation to the Proposed Restructuring.

This announcement contains a number of statements relating to Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America, including but not limited to its discussions of the Proposed Restructuring of the Existing Notes and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls. Such statements are based on current plans, information, intentions and estimates and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements such as the risks that Ashanti may not be able to reach agreement with sufficient holders of the Existing Notes, conditions to the Proposed Restructuring may not be satisfied, fulfilled or waived, and the Proposed Restructuring might not be approved by the holders of the Existing Notes or by the relevant Court. Additional risk factors affecting Ashanti and its hedgebook are set out in Ashanti's filings with the US Securities and Exchange Commission, and those risk factors are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: ...March 19, 2002.......

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*